

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2023

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Yifang Capital Industrial Park
No. 33 Pingshan Industrial Road, Building A, 16F
Tangxia, Dongguan, Guangdong, China

> **Re: Baiya International Group Inc.**
> **Registration Statement on Form F-1**
> **Filed October 31, 2023**
> **File No. 333-275232**

Dear Siyu Yang:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed October 31, 2023

Cover Page

1. We note the changes you made, among others, to your discussion of the legal and operational risk associated with your VIE operations in China through the Contractual Arrangements. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your amendment filed on February 14, 2023 warranting revised disclosure to mitigate the challenges you face concerning the impact of the PRC government and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of February 14, 2023.

Siyu Yang
Baiya International Group Inc.
November 29, 2023
Page 2

2.	We note that your PRC legal counsel has advised that you need to file with the CRSC under the New Administrative Rules Regarding Overseas Listings. Please update your disclosure on the status of your filing with the CSRC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services